FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of August 2004

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                               HANG SENG BANK LIMITED
                         2004 INTERIM RESULTS - HIGHLIGHTS

   -Operating profit before provisions up 0.4 per cent to HK$6,096 million
    (HK$6,073 million for the first half of 2003).

   -Operating profit up 22.1 per cent to HK$6,859 million (HK$5,617 million for the first half of 2003).

   -Pre-tax profit up 23.5 per cent to HK$7,323 million (HK$5,928 million for the first half of 2003).

   -Attributable profit up 24.4 per cent to HK$6,245 million (HK$5,022 million for the first half of 2003).

   -Return on average shareholders' funds of 30.9 per cent (24.4 per cent for the first half of 2003).

   -Total assets of HK$503.9 billion, in line with 2003 year-end (HK$503.0 billion at 31 December 2003).

   -Earnings per share up 24.3 per cent to HK$3.27 (HK$2.63 per share for the first half of 2003).

   -Second interim dividend of HK$1.10 per share; total dividends of HK$2.20 per share for the first half of 2004 (HK$2.10 per share for the first half of 2003).

   -Total capital ratio of 12.8 per cent (13.2 per cent at 31 December 2003);
    tier 1 capital ratio of 11.4 per cent (11.3 per cent at 31 December 2003).

   -Cost:income ratio of 24.5 per cent (23.1 per cent for the first half of 2003).

Hang Seng Bank attributable profit up 24.4 per cent to HK$6,245 million

Hang Seng Bank Limited (the bank) and its subsidiary and associated companies (Hang Seng) reported an unaudited profit attributable to shareholders of HK$6,245 million for the first half of 2004, a growth of 24.4 per cent compared with the first half of 2003. Earnings per share of HK$3.27 was 24.3 per cent higher than the first half of 2003.

Operating profit before provisions rose by HK$23 million, or 0.4 per cent, to HK$6,096 million, attributable to a strong growth of 25.7 per cent in other operating income, which outweighed a 9.8 per cent fall in net interest income and an 8.6 per cent rise in operating expenses. Other operating income benefited from the active stock market and positive investor sentiment, which boosted revenue from brokerage, retail fund distribution and funds under management. Life insurance also grew significantly in both market share and profitability, reflecting the success of an innovative range of products designed to give extended protection but with a shorter premium payment period. Net interest income, however, was affected by the exceptionally low HK dollar interest rates in the first half of the year which reduced deposit spreads, and the fierce competition in the mortgage markets which negatively impacted margins.

Operating profit after provisions rose 22.1 per cent, benefiting from a release of HK$763 million in provisions for bad and doubtful debts, compared with a charge of HK$456 million for the same period last year. There was a net release in specific provisions of HK$65 million, reflecting the reduction of credit charge-offs, and an increase in recoveries from mortgages and commercial customers. This was in line with the benign credit conditions during the first half of the year as the economic recovery continued to take shape, with falling unemployment, reduced levels of bankruptcies, and rising property prices. A release of HK$698 million in general provisions reflects the result of a review of the required provisions in light of historical loss experience, and the improving credit environment as detailed above. Profit before tax amounted to HK$7,323 million, which was HK$1,395 million, or 23.5 per cent, higher than the first half of 2003, after accounting for the surplus on property revaluation. Attributable profit, after taxation and minority interests, rose by HK$1,223 million, or 24.4 per cent. Excluding the impact of the release in general provisions and the related deferred taxation, attributable profit for the first half of 2004 increased by HK$647 million, or 12.9 per cent, over the first half of 2003.

Compared with the second half of 2003, operating profit before provisions and attributable profit rose by HK$694 million, or 12.8 per cent, and HK$1,728 million, or 38.3 per cent, respectively.

Total assets grew HK$0.9 billion, or 0.2 per cent, to HK$503.9 billion at 30 June 2004. Advances to customers recorded an encouraging growth of 7.5 per cent, mainly in advances to the industrial and commercial sectors, trade finance and personal loans. Private sector residential mortgages rose but those under the suspended Government Home Ownership Scheme (GHOS) continued to fall. Customer deposits, including certificates of deposit, fell by 2.6 per cent since the end of 2003 in a persistently low interest rate environment.

Shareholders' funds (excluding proposed dividends) rose by HK$3,042 million, or
8.4 per cent, to HK$39,242 million at 30 June 2004, attributable to the rise in retained profits and property revaluation reserves.

The return on average total assets was 2.5 per cent (2.1 per cent for the first half of 2003). The return on average shareholders' funds was 30.9 per cent, compared with 24.4 per cent in the first half of 2003 and 22.5 per cent in the second half of 2003.

The advances to deposits ratio rose to 57.6 per cent at 30 June 2004 compared with 52.2 per cent at 31 December 2003, reflecting the growth in customer advances and a reduction in customer deposits during the first half of 2004. Hang Seng continued to maintain a strong liquidity position, with the average liquidity ratio for the first half of 2004 (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance) at 48.1 per cent (45.0 per cent for the first half of 2003).

The total capital ratio at 30 June 2004 was 12.8 per cent (13.2 per cent at 31 December 2003) and the tier 1 capital ratio was 11.4 per cent (11.3 per cent at 31 December 2003).

The cost:income ratio was 24.5 per cent, compared with 23.1 per cent for the first half of 2003.

The Directors have declared a second interim dividend of HK$1.10 per share, which will be payable on Thursday, 2 September 2004 to shareholders on the Register of Shareholders as of Tuesday, 24 August 2004. Together with the first interim dividend of HK$1.10 per share, the total distribution for the first half of 2004 will amount to HK$2.20 per share (HK$2.10 per share for the first half of 2003).

Comment by David Eldon, Chairman

"Hang Seng's performance improved in the first half of 2004, supported by Hong Kong's recovery from the economic low point of early 2003. Attributable profit grew by 24.4 per cent, underpinned by growth in other operating income and the release of provisions for bad and doubtful debts.

"Although interest margins remained depressed, an increase of 25.7 per cent in other operating income more than offset the fall in net interest income. Operating profit before provisions grew by 0.4 per cent.

"During the first half of 2004, we made a breakthrough in our mainland China business through the acquisition of a 15.98 per cent interest in Industrial Bank Co., Ltd. This strategic move opens the door for cooperation with a major mainland joint-stock commercial bank and complements Hang Seng's mainland network and business expansion.

"Buoyant exports and the revival in consumer spending will continue to support Hong Kong's economy during the rest of the year. The pace of recovery will, however, be dependent to a large extent on the macro-economic realignment initiatives in mainland China and the strength of the recovery in the United States. Against this backdrop, Hang Seng will continue to deliver growth through service excellence, product diversification and cost efficiency."

Contents

The financial information in this news release is based on the unaudited consolidated accounts of Hang Seng Bank Limited and its subsidiary and associated companies for the six months ended 30 June 2004.

Highlights of Results and Chairman's Comment
Contents
Consolidated Profit and Loss Account (Unaudited)
Consolidated Balance Sheet (Unaudited)
Consolidated Statement of Changes in Equity (Unaudited)
Economic Profit (Unaudited)
Consolidated Cash Flow Statement (Unaudited)
Financial Review
        Net interest income
        Other operating income
        Operating expenses
        Provisions for bad and doubtful debts
        Profit on tangible fixed assets and long-term investments
        Taxation
        Earnings per share
        Dividends per share
        Segmental analysis
        Cash and short-term funds
        Placings with banks maturing after one month
        Certificates of deposit
        Securities held for dealing purposes
        Advances to customers
        Provisions against advances to customers
        Non-performing advances to customers and provisions
        Overdue advances to customers
        Rescheduled advances to customers
        Repossessed assets
        Segmental analysis of advances to customers by geographical area Gross advances to customers by industry sector
        Long-term investments
        Investments in associated companies
        Other assets
        Current, savings and other deposit accounts
        Deposits from banks
        Other liabilities
        Shareholders' funds
        Capital resources management
        Liquidity ratio
        Reconciliation of cash flow statement
        Contingent liabilities, commitments and derivatives
        Cross border claims
Additional Information
        Accounting policies
        Comparative figures
        Property revaluation
        Market risk
        Foreign currency positions
        Material related-party transactions
        Statutory accounts
        Ultimate holding company
        Statement of compliance
        Register of shareholders
        Proposed timetables for the remaining quarterly dividends for 2004 News release

        Consolidated Profit and Loss Account (Unaudited)

                                     Half-year   Half-year   Half-year
                                         ended       ended       ended
Figures in HK$m                        30Jun04     30Jun03     31Dec03

Interest income                          5,871       6,662       6,184
Interest expense                        (1,160)     (1,442)     (1,225)
Net interest income                      4,711       5,220       4,959
Other operating income                   3,362       2,674       2,524
Operating income                         8,073       7,894       7,483
Operating expenses                      (1,977)     (1,821)     (2,081)
Operating profit before provisions       6,096       6,073       5,402
Provisions for bad and doubtful debts      763        (456)       (336)
Operating profit                         6,859       5,617       5,066
Profit on tangible fixed assets
  and long-term investments                339         341         120
Net surplus/(deficit) on
  property revaluation                     119         (48)         11
Share of profits of
  associated companies                       6          18          12
Profit on ordinary activities
  before tax                             7,323       5,928       5,209
Tax on profit on ordinary activities      (998)       (846)       (577)
Profit on ordinary activities
  after tax                              6,325       5,082       4,632
Minority interests                         (80)        (60)       (115)
Profit attributable to shareholders      6,245       5,022       4,517
Retained profits at beginning
  of period                             19,720      19,440      20,504
Transfer of depreciation to
  premises revaluation reserve              32          35          33
Realisation on disposal of premises
  and investment properties                110          23           -
Exchange and other adjustments              (6)         (1)         19
Dividends                               (4,206)     (4,015)     (5,353)
Retained profits at end of period       21,895      20,504      19,720

Figures in HK$

Earnings per share                        3.27        2.63        2.36
Dividends per share                       2.20        2.10        2.80

Consolidated Balance Sheet (Unaudited)

Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Assets
Cash and short-term funds             62,376       67,309       71,903
Placings with banks maturing
  after one month                      5,315       27,738       18,029
Certificates of deposit               31,478       29,625       28,683
Securities held for dealing
  purposes                             1,180        1,047        1,232
Advances to customers                246,779      226,171      229,466
Amounts due from immediate
  holding company and fellow
  subsidiary companies                 5,777        7,596       13,715
Long-term investments                120,997       99,077      113,881
Investments in associated
  companies                            2,183          675          549
Tangible fixed assets                 11,056        9,555        9,565
Other assets                          16,788       13,515       15,936
                                     503,929      482,308      502,959

Liabilities
Current, savings and
  other deposit accounts             428,370      419,083      439,913
Deposits from banks                    6,082        2,359        1,202
Amounts due to immediate
  holding company and fellow
  subsidiary companies                 7,530          757        2,412
Other liabilities                     19,878       18,850       19,147
                                     461,860      441,049      462,674

Capital resources
Minority interests                       724          529          644
Share capital                          9,559        9,559        9,559
Reserves                              29,683       27,156       26,641
Proposed dividends                     2,103        4,015        3,441
Shareholders' funds                   41,345       40,730       39,641
                                      42,069       41,259       40,285
                                     503,929      482,308      502,959

Figures in HK$

Net asset value per share              22.00        21.58        21.07

Consolidated Statement of Changes in Equity (Unaudited)

                                     Half-year   Half-year   Half-year
                                         ended       ended       ended
Figures in HK$m                        30Jun04     30Jun03     31Dec03

Shareholders' funds at
  beginning of period                   39,641      43,085      40,730

Increase/(decrease) in
  revaluation reserve of premises        1,126        (432)        147
Deferred tax adjustment on
  revaluation of premises                 (203)         17         (97)
Increase/(decrease) in revaluation
  reserve of investment properties
- bank and subsidiary companies            460        (288)         15
- associated company                         -           -        (125)
Long-term equity investment
  revaluation reserve
- unrealised (losses)/gains on
  revaluation                              (59)        (48)        458
- realisation on disposal                 (319)       (320)        (90)
Deferred tax adjustment on
  revaluation of long-term equity
  investment                                 4           4          (6)
Exchange and other adjustments              (6)         (1)         19
Net gains/(losses) recognised in
  shareholders' funds for the period     1,003      (1,068)        321
Profit attributable to shareholders
  for the period                         6,245       5,022       4,517
Dividends                               (5,544)     (6,309)     (5,927)
Shareholders' funds at end of
period                                  41,345      40,730      39,641

Economic Profit (Unaudited)

Economic profit is calculated from profit after tax, adjusted for non-cash items, and takes into account the cost of capital invested by Hang Seng's shareholders. For the first half of 2004, the economic profit was HK$4,262 million, an increase of HK$1,460 million, or 52.1 per cent over the same period last year. This was attributable to the growth of HK$1,054 million in profit after tax (adjusted for non-cash items) and the reduction of HK$406 million in cost of capital, following management's decision to revise the capital cost from
15.0 per cent to 11.5 per cent to reflect changes in long-term interest rates and equity risk premia. The trend of economic profits in the analysis indicates that Hang Seng continues to create value for its shareholders.

                           Half-year        Half-year         Half-year
                               ended            ended             ended
                             30Jun04          30Jun03           31Dec03
                        HK$m       %     HK$m       %      HK$m       %

Average invested
  capital             33,277           31,067            30,976

Return on invested
  capital^             6,164    37.3    5,110    33.2     4,539    29.1
Cost of capital       (1,902)  (11.5)  (2,308)  (15.0)   (2,340)  (15.0)
Economic profit        4,262    25.8    2,802    18.2     2,199    14.1

^Return on invested capital represents profit after tax adjusted for non-cash items.

Consolidated Cash Flow Statement (Unaudited)

                                                 Half-year   Half-year
                                                     ended       ended
Figures in HK$m                                    30Jun04     30Jun03

Net cash inflow from operating activities              826      10,113

Cash flows from investing activities
Net cash outflow from investment in
  an associated company                             (1,634)          -
Dividends received from an associated company            4          12
Purchase of long-term investments                  (30,345)    (58,294)
Proceeds from sale or redemption of
  long-term investments                             21,455      41,874
Purchase of tangible fixed assets                      (58)        (84)
Proceeds from sale of tangible fixed assets            141          36
Interest received from long-term investments         1,395       1,249
Dividends received from long-term investments           76          37
Net cash outflow from investing activities          (8,966)    (15,170)

Cash flows from financing activities
Dividends paid                                      (5,544)     (6,309)
Net cash outflow from financing activities          (5,544)     (6,309)

Decrease in cash and cash equivalents              (13,684)    (11,366)

Cash and cash equivalents at beginning of
  period                                            77,575      76,817
Effect of foreign exchange rate changes               (371)      1,729
Cash and cash equivalents at end of period          63,520      67,180

Financial Review

Net interest income
                                   Half-year   Half-year   Half-year
                                       ended       ended       ended
Figures in HK$m                      30Jun04     30Jun03     31Dec03

Net interest income                    4,711       5,220       4,959
Average interest-earning assets      470,141     437,045     456,749
Net interest spread                     1.95%       2.33%       2.09%
Net interest margin                     2.02%       2.41%       2.15%

Net interest income decreased by HK$509 million, or 9.8 per cent, compared with the first half of 2003. Average interest-earning assets rose by HK$33.1 billion, or 7.6 per cent. Net interest margin narrowed by 39 basis points to 2.02 per cent with a reduction in net interest spread of 38 basis points to 1.95 per cent and a fall in contribution from net free funds of one basis point to 0.07 per cent.

Spreads on time deposits fell by 12 basis points, or HK$279 million, as in the low interest rate environment, the bank was unable to reduce deposit rates paid to customers. Compression in corporate loan margins and in average mortgage yield accounted for a further fall of 14 basis points, or HK$325 million, reflecting intense market competition. Lower spreads were also earned as higher yielding debt securities repriced or matured, and were replaced with securities at lower yields, contributing to a fall of HK$284 million, or 12 basis points. Contribution from net free funds was lower by HK$23 million, or one basis point, due to the fall in interest rates. The increase in average earning assets of 7.6 per cent, with average loan growth of 5.2 per cent, contributed HK$402 million, that in part offset the above.

Compared with the second half of 2003, net interest income fell by HK$248 million, or 5.0 per cent, with a 13 basis point fall in net interest margin. Net interest spread narrowed by 14 basis points, mainly due to the further compression of spreads on time deposits, HIBOR-based lendings, debt securities and interbank placings.

The average yield on the residential mortgage portfolio, excluding GHOS mortgages and staff loans, fell to 192 basis points below BLR for the first half of 2004, before accounting for the effect of cash incentive payments. This compared with 170 basis points and 184 basis points below BLR in the first and second half of 2003 respectively. Cash incentive payments on new mortgage loans of HK$80 million have been written off against interest income in the first half of 2004 compared with HK$45 million and HK$85 million in the first and second half of 2003 respectively.

Other operating income

                                    Half-year   Half-year   Half-year
                                        ended       ended       ended
Figures in HK$m                       30Jun04     30Jun03     31Dec03

Dividend income:
- listed investments                       32          35          17
- unlisted investments                     44           2          38
                                           76          37          55
Fees and commissions:
- securities/stockbroking                 295         124         237
- retail investment products and
  funds under management                  871         725         271
- insurance                                54          45          37
- account services                        108         111         100
- remittance                               60          63          69
- cards                                   297         258         293
- credit facilities                       123         113         118
- import/export                           118         105         118
- other                                    67          56          61
Fees and commissions receivable         1,993       1,600       1,304
Fees and commissions payable             (170)       (159)       (190)
                                        1,823       1,441       1,114
Dealing profits:
- foreign exchange                        530         352         412
- securities and other
  trading activities                       28           9          34
                                          558         361         446
Insurance underwriting                    617         538         606
Rental income from
  investment properties                   102         104         106
Other                                     186         193         197
                                        3,362       2,674       2,524

Other operating income recorded strong growth of HK$688 million, or 25.7 per cent, and contributed 41.6 per cent of total operating income, compared with
33.9 per cent for the first half of 2003.

Net fees and commissions rose 26.5 per cent, with strong growth of 137.9 per cent in securities broking and related services, 20.1 per cent in retail investment products and funds under management, 12.4 per cent in trade services and 8.4 per cent in cards. Dealing profits grew 54.6 per cent, mainly in foreign exchange income which included the profit on currency-linked investment products provided to customers. Insurance commissions and underwriting profit together grew by 17.8 per cent, reflecting strong growth in life insurance premiums.

Compared with the second half of 2003, other operating income grew by 33.2 per cent, mainly attributable to the substantial growth of 221.4 per cent in income from retail investment products and funds under management, 24.5 per cent in securities/stockbroking and 25.1 per cent in dealing profits.

Analysis of income from wealth management business included in other operating income

                                     Half-year   Half-year   Half-year
                                         ended       ended       ended
Figures in HK$m                        30Jun04     30Jun03     31Dec03

Investment income:
- retail investment products and
  funds under management                   871         725         271
- securities/stockbroking                  295         124         237
- margin trading                            33          28          27
                                         1,199         877         535
Insurance income:
- life (including embedded value)          466         365         486
- general and others                       150         158         124
                                           616         523         610
Total                                    1,815       1,400       1,145

Income from wealth management continued to grow strongly by 29.6 per cent to HK$1,815 million, representing 54.0 per cent of total other operating income. Income from investment services rose 36.7 per cent. Benefiting from the active stock market and positive investor sentiment, securities accounts grew by 31.7 per cent since the end of 2003 and income from stockbroking and related securities services rose by 137.9 per cent compared with the same period last year. The increase of 20.1 per cent in income to HK$871 million and the rise of
24.3 per cent in sales of retail investment products reflected the successful launch of new funds with capital protection and growth opportunities, and the introduction of investment products designed to offer premium returns under the low interest rate environment.

With further expansion of the Hang Seng series of investment funds and the growth in private banking business, total funds under management grew by HK$12.6 billion, or 21.7 per cent, since the end of last year.

The satisfactory growth of 17.8 per cent in insurance income was mainly attributable to life insurance which reported a growth of 115.7 per cent in annualised premiums and 27.7 per cent in underwriting profit. This reflected the success of promotions to increase cross-sales to Hang Seng's large customer base.

Operating expenses

                              Half-year      Half-year      Half-year
                                  ended          ended          ended
Figures in HK$m                 30Jun04        30Jun03        31Dec03

Staff costs:
- salaries and other costs          953            908            952
- retirement benefit costs           84             91             92
                                  1,037            999          1,044
Depreciation                        153            171            158
Premises and equipment:
- rental expenses                    88             88             90
- other                             319            280            349
                                    407            368            439
Other operating expenses            380            283            440
                                  1,977          1,821          2,081

Cost:income ratio                  24.5%          23.1%          27.8%

Staff numbers by region^
                             At 30Jun04     At 30Jun03     At 31Dec03

Hong Kong                         7,233          7,026          7,076
Mainland and others                 242            148            204
Total                             7,475          7,174          7,280

^Full-time equivalent

Operating expenses increased by HK$156 million, or 8.6 per cent, to HK$1,977 million. Staff costs increased by HK$38 million, or 3.8 per cent, mainly due to the increase in average headcount numbers and the provision for variable staff bonuses. Depreciation reduced by HK$18 million, or 10.5 per cent, while premises and equipment expenses rose by HK$39 million, or 10.6 per cent, mainly due to the increase in IT expenditure. Other operating expenses rose by HK$97 million, or 34.3 per cent, mainly in marketing expenditure and processing costs. The increase in marketing expenditure was due to the relatively low marketing activity level in the first half of 2003 during the SARS period.

Full-time equivalent staff (FTEs) increased by 195 during the first half of 2004, mainly to support the expansion of our mainland branches and personal financial services business.

Compared with the second half of 2003, operating expenses fell by 5.0 per cent, with reductions in staff costs, IT expenditure under premises and equipment costs, and marketing expenditure under other operating expenses.

The cost:income ratio for the first half of 2004 was 24.5 per cent, 1.4 percentage points higher than the same period last year but 3.3 percentage points lower than the second half of 2003.

Provisions for bad and doubtful debts

                             Half-year       Half-year       Half-year
                                 ended           ended           ended
Figures in HK$m                30Jun04         30Jun03         31Dec03

Net charge/(release) for
  bad and doubtful debts

Advances to customers
Specific provisions:
- new provisions                   242             666             501
- releases                        (252)           (182)           (133)
- recoveries                       (55)            (22)            (32)
                                   (65)            462             336
General provisions                (698)             (6)              -
Net (release)/charge to
  profit and loss account         (763)            456             336

Provisions for bad and doubtful debts showed a net release of HK$763 million compared with a net charge of HK$456 million for the same period last year. Specific provisions showed a net release of HK$65 million against a net charge of HK$462 million for the same period last year. New and additional specific provisions fell by HK$424 million, or 63.7 per cent, to HK$242 million, due to the reduction in provisions on residential mortgages, credit card advances and commercial banking customers. This was in line with the benign credit conditions during the first half of the year as the economic recovery continued to take shape, with falling unemployment, reduced levels of bankruptcies, and rising property prices. Releases and recoveries rose by HK$103 million, or 50.5 per cent, to HK$307 million, mainly from commercial banking accounts and residential mortgages, reflecting improvement in the repayment capability of certain corporate customers through disposal of assets and the increase in proceeds on realisation of mortgage loan collateral. A release of HK$698 million in general provisions was made in the current period (a release of HK$6 million for the same period last year), reflecting the result of a review of the required provisions in light of historical loss experience and the improving credit environment.

Similar observations were derived when comparing with the second half of 2003, which recorded a net charge in specific provisions of HK$336 million. New and additional specific provisions fell substantially, mainly due to the decrease in provisions on residential mortgages, credit card advances and commercial banking customers. Higher releases and recoveries were recorded, mainly from residential mortgages and corporate customers.

Profit on tangible fixed assets and long-term investments

                                              Half-year   Half-year   Half-year
                                                  ended       ended       ended
Figures in HK$m                                 30Jun04     30Jun03     31Dec03

Profit on disposal of long-term equity
  investments
- realisation of amounts previously
  recognised in revaluation reserves at
  beginning of period                               291         358          60
- gain/(loss) arising in current period              28         (38)         30
                                                    319         320          90
Profit less loss on disposal of
  held-to-maturity debt securities                    -          40           8
Profit less loss on disposal of tangible
  fixed assets                                       20           7          (4)
Provision for impairment of
  long-term investments                               -         (26)         26
                                                    339         341         120

Profit on disposal of tangible fixed assets and long-term investments, mainly from the sale of listed equities, was in line with the corresponding period in 2003.




Taxation

Taxation in the consolidated profit and loss account represents:

                                      Half-year   Half-year   Half-year
                                          ended       ended       ended
Figures in HK$m                         30Jun04     30Jun03     31Dec03

Current tax - provision
  for Hong Kong profits tax
Tax for the period                          864         839         604
Benefit of previously
  unrecognised tax losses                   (1)         (3)          3
Over-provision in respect of
  prior years                               (15)          -         (39)
                                            848         836         568
Current tax - taxation
  outside Hong Kong
Tax for the period                            3           2           2
Over-provision in respect of
  prior years                                 -           -         (14)
                                              3           2         (12)
Deferred tax
Origination and reversal of
  temporary differences                     145          31          39
Effect of increase in tax rate on
  deferred tax balances                       -          (9)          -
Benefit of previously unrecognised
  tax losses now recognised                   -         (17)        (19)
                                            145           5          20
Share of associated companies'
  taxation                                    2           3           1

Total charge for taxation                   998         846         577

Effective tax rate                         13.6%       14.3%       11.1%

The current tax provision is based on the estimated assessable profit for the first half of 2004 and, for the bank and its subsidiaries operating in the Hong Kong SAR, using the Hong Kong profits tax rate of 17.5 per cent (17.5 per cent for 2003). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the countries in which they operate are used.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the profit and loss account, except when it relates to items charged or credited directly to reserves, in which case the deferred tax is also dealt with in the reserves. The carrying amount of deferred tax assets/ liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

The effective tax rate for the first half of 2004 was 13.6 per cent compared with 14.3 per cent for the first half of 2003. A deferred tax asset of HK$122 million was reversed following the release of HK$698 million in general provisions.

Earnings per share

The calculation of earnings per share for the first half of 2004 is based on earnings of HK$6,245 million (HK$5,022 million for the first half of 2003) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first half of 2003).

Dividends per share

                         Half-year          Half-year          Half-year
                             ended              ended              ended
                           30Jun04            30Jun03            31Dec03
                       HK$    HK$m        HK$    HK$m        HK$    HK$m
                 per-share          per share          per share

First interim         1.10   2,103       2.10   4,015          -       -
Second interim        1.10   2,103          -       -       1.00   1,912
Third interim            -       -          -       -       1.80   3,441
                      2.20   4,206       2.10   4,015       2.80   5,353

Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business segment information, which is more relevant to Hang Seng in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective segments and apportionment of management overheads. Rental charges at the market rate for usage of premises are reflected as inter-segment income for the 'Other' segment and inter-segment expenses for the respective business segments.

(a) By business segment

Hang Seng comprises five business segments. Personal Financial Services (PFS) provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including insurance and investment) to personal customers. Commercial Banking (CMB) manages middle market and smaller corporate relationships and provides trade-related financial services. Corporate and Institutional Banking (CIB) handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the bank and other market risk positions arising from banking activities. 'Other' segment mainly represents management of shareholders' funds and investments in premises, investment properties and long-term equities.

Personal Financial Services reported growth of 16.8 per cent in profit before tax, benefiting from the reduction of 85.1 per cent in specific provisions and a release of general provisions. Net interest income fell by 12.3 per cent, mainly due to the significant reduction in spreads on time deposits due to the exceptionally low HK dollar interest rates and the further decline in mortgage portfolio yield under severe market competition. PFS customer advances recorded a growth of 1.6 per cent. Private sector residential mortgages rose by 1.8 per cent but those under the suspended GHOS fell by 7.0 per cent.

During the period, PFS continued to expand its consumer lending portfolio, with credit card and personal lending together recording encouraging growth of 16.8 per cent. Credit cards in issue rose by 12.5 per cent to 1,093,000 during the first half of 2004 with card spending increasing by 58.1 per cent over the comparable period in 2003, benefiting from a rise in consumer spending in line with the improving economic environment, and the introduction of new e-payment services. Other operating income rose by 25.4 per cent, driven by the continuing expansion of the wealth management business. Investment services income rose by
33.3 per cent, benefiting from the active stock market and positive investor sentiment which boosted securities brokerage and retail investment product sales. Total funds under management grew by HK$12.6 billion, or 21.7 per cent, since the end of last year, reflecting further expansion of the Hang Seng Investment Series and the growth in private banking business. Insurance income grew by 26.3 per cent, mainly due to the success of the life insurance business which recorded impressive growth of 115.7 per cent in annualised premiums and
27.7 per cent in underwriting income. This reflected the success in promoting a new series of products featuring a shorter premium subscription period for longer protection.

Commercial Banking reported growth of 101.5 per cent in profit before tax for the first half of 2004. Led by buoyant exports and consumer spending, business activity gathered momentum during this period. CMB made advancements in both the middle market corporate and the SME (small and medium enterprise) sectors. CMB on the mainland also registered encouraging growth in the customer base, loans and trade services. The growth of 24.8 per cent in net interest income was underpinned by the encouraging 25.7 per cent increase in customer advances, recorded in trade finance and lending to the sectors of manufacturing, wholesale and retail trade and property investment. Other operating income grew by 12.7 per cent, mainly in trade services. The operating results also included the substantial releases in specific provisions and general provisions, reflecting the improvement in the credit environment and loan quality.

Corporate and Institutional Banking recorded growth of 18.1 per cent in profit before tax, mainly due to the release in general provisions. Despite an encouraging growth of 9.7 per cent in customer advances, interest margin continued to be under pressure. The operating results, however, benefited from the release in general provisions, reflecting further improvement in the quality of the CIB loan portfolios.

Treasury reported growth of 20.8 per cent in profit before tax. Net interest income rose by 11.3 per cent, reflecting the successful positioning of the accrual portfolios in a low interest rate environment. Other operating income increased by 73.2 per cent, mainly contributed by foreign exchange income, including profit on currency-linked investment products provided to customers.

Other showed a decline of 9.4 per cent in profit before tax. This was mainly attributable to the substantial reduction in return on shareholders' funds due to the exceptionally low HK dollar interest rates. The shortfall was partly made up by the increase in dividend income and the surplus on revaluation of properties.


                               Personal                  Corporate &                            Inter-
                              Financial   Commercial   Institutional                           segment
Figures in HK$m                Services      Banking         Banking   Treasury    Other   elimination     Total


Half-year ended
  30 June 2004

Income and expenses

Net interest income               2,794          625             259      1,003       30             -     4,711
Other operating income            2,138          523             114        395      192             -     3,362
Inter-segment income                  -            -               -          -      159          (159)        -
Total operating income            4,932        1,148             373      1,398      381          (159)    8,073
Operating expenses^              (1,320)        (390)            (56)       (67)    (144)            -    (1,977)
Inter-segment expenses             (128)         (26)             (3)        (2)       -           159         -
Operating profit before
  provisions                      3,484          732             314      1,329      237             -     6,096
Provisions for bad and
  doubtful debts                     65          582             116          -        -             -       763
Operating profit                  3,549        1,314             430      1,329      237             -     6,859
Profit on tangible fixed
  assets and long-term
  investments                         -            -               -          -      339             -       339
Net surplus on
  property revaluation                -            -               -          -      119             -       119
Share of profits of
  associated companies                -            -               -          -        6             -         6
Profit on ordinary
  activities
  before tax                      3,549        1,314             430      1,329      701             -     7,323

Share of pre-tax profit            48.5%        17.9%            5.9%      18.1%     9.6%            -     100.0%

Operating profit excluding
  inter-segment transactions      3,677        1,340             433      1,331       78             -     6,859

^Including depreciation             (53)          (9)             (1)        (1)     (89)            -      (153)

At 30 June 2004

Total assets                    140,214       41,344          75,160    222,033   25,178             -   503,929
Total liabilities               327,444       72,671          24,605     18,538   18,602             -   461,860

Investments in
  associated companies                -            -               -          -    2,183             -     2,183

Capital expenditure
  incurred during
  the period                         35            6               1          1       15             -        58

                               Personal                   Corporate &                            Inter-
                              Financial    Commercial   Institutional                           segment
Figures in HK$m                Services       Banking         Banking   Treasury    Other   elimination     Total

Half-year ended
  30 June 2003

Income and expenses

Net interest income               3,186           501             271        901      361             -     5,220
Other operating income            1,705           464             105        228      172             -     2,674
Inter-segment income                  -             -               -          -      173          (173)        -
Total operating income            4,891           965             376      1,129      706          (173)    7,894
Operating expenses^              (1,157)         (383)            (52)       (66)    (163)            -    (1,821)
Inter-segment expenses             (138)          (29)             (3)        (3)       -           173         -
Operating profit before
  provisions                      3,596           553             321      1,060      543             -     6,073
Provisions for bad and
  doubtful debts                   (570)           71              43          -        -             -      (456)
Operating profit                  3,026           624             364      1,060      543             -     5,617
Profit on tangible fixed
  assets and long-term
  investments                        12            28               -         40      261             -       341
Net deficit on property
  revaluation                         -             -               -          -      (48)            -       (48)
Share of profits of
  associated companies                -             -               -          -       18             -        18
Profit on ordinary activities
  before tax                      3,038           652             364      1,100      774             -     5,928
Share of pre-tax profit            51.2%         11.0%            6.1%      18.6%    13.1%            -     100.0%

Operating profit excluding
  inter-segment transactions      3,164           653             367      1,063      370             -     5,617

^Including depreciation             (63)          (11)             (1)        (1)     (95)            -      (171)

At 30 June 2003

Total assets                    134,547        28,246          67,731    229,219   22,565             -   482,308
Total liabilities               324,132        71,354          16,948     10,839   17,776             -   441,049
Investments in
  associated companies                -             -               -          -      675             -       675
Capital expenditure incurred
  during the period                  48            10               2          1       23             -        84


                               Personal                   Corporate &                            Inter-
                              Financial    Commercial   Institutional                           segment
Figures in HK$m                Services       Banking         Banking   Treasury    Other   elimination      Total

Half-year ended
  30 December 2003

Income and expenses

Net interest income               2,989           563             272        973      162             -      4,959
Other operating income            1,462           466             113        281      202             -      2,524
Inter-segment income                  -             -               -          -      172          (172)         -
Total operating income            4,451         1,029             385      1,254      536          (172)     7,483
Operating expenses^              (1,361)         (416)            (59)       (82)    (163)            -     (2,081)
Inter-segment expenses             (138)          (28)             (4)        (2)       -           172          -
Operating profit before
  provisions                      2,952           585             322      1,170      373             -      5,402
Provisions for bad and
  doubtful debts                   (360)          (60)             84          -        -             -       (336)
Operating profit                  2,592           525             406      1,170      373             -      5,066
Profit on tangible fixed
  assets and long-term
  investments                         -             -               -          8      112             -        120
Net surplus on property
  revaluation                         -             -               -          -       11             -         11
Share of profits of
  associated companies                -             -               -          -       12             -         12
Profit on ordinary
  activities before tax           2,592           525             406      1,178      508             -      5,209

Share of pre-tax profit            49.8%         10.1%            7.8%      22.6%     9.7%            -      100.0%

Operating profit excluding
  inter-segment transactions      2,730           553             410      1,172      201             -      5,066

^Including depreciation             (59)           (9)             (1)        (1)     (88)            -       (158)

At 31 December 2003

Total assets                    137,988        31,749          68,393    242,014   22,815             -    502,959
Total liabilities               344,281        72,625          19,760      7,225   18,783             -    462,674
Investments in associated
  companies                           -             -               -          -      549             -        549
Capital expenditure
  incurred during the
  period                             29             9               2          -       18             -         58



(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

Figures in HK$m                Hong Kong   Americas    Other     Total

Half-year ended 30 June 2004

Income and expenses

Total operating income             7,291        731       51     8,073
Profit on ordinary activities
  before tax                       6,587        718       18     7,323

At 30 June 2004

Total assets                     424,681     65,212   14,036   503,929
Total liabilities                447,841      7,967    6,052   461,860
Capital expenditure incurred
  during the period                   55          -        3        58
Contingent liabilities and
commitments                      111,159        113    1,938   113,210

Half-year ended 30 June 2003

Income and expenses

Total operating income             7,196        661       37     7,894
Profit on ordinary activities
  before tax                       5,238        648       42     5,928

At 30 June 2003

Total assets                     408,425     65,882    8,001   482,308
Total liabilities                426,991      9,718    4,340   441,049
Capital expenditure incurred
  during the period                   78          -        6        84
Contingent liabilities and
  commitments                    101,084          -    1,317   102,401

Figures in HK$m                Hong Kong   Americas    Other     Total

Half-year ended
  31 December 2003

Income and expenses

Total operating income             6,785        661       37     7,483
Profit on ordinary activities
  before tax                       4,543        647       19     5,209

At 31 December 2003

Total assets                     427,539     65,204   10,216   502,959
Total liabilities                449,243      8,376    5,055   462,674
Capital expenditure incurred
  during the period                   52          -        6        58
Contingent liabilities and
  commitments                    107,588        122    1,671   109,381

Cash and short-term funds

Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Cash in hand and balances
  with banks and other
  financial institutions               4,358        3,544        4,780
Money at call and placings
  with banks maturing within
  one month                           52,646       58,726       62,566
Treasury bills                         5,372        5,039        4,557
                                      62,376       67,309       71,903

Remaining maturity of treasury
  bills:
- within three months                  3,950        3,720          174
- one year or less but over three      1,422        1,319        4,383
  months                               5,372        5,039        4,557

Placings with banks maturing after one month

Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Remaining maturity:
- three months or less but over
  one month                            2,437       19,638       15,576
- one year or less but over three
  months                               2,478        8,100        2,253
- five years or less but over one
  year                                   400            -          200
                                       5,315       27,738       18,029

Certificates of deposit

Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Remaining maturity:
- three months or less but not
  repayable on demand                  7,099        2,952        1,870
- one year or less but over
  three months                        11,039        5,915       10,171
- five years or less but over one
  year                                13,340       20,758       16,642
                                      31,478       29,625       28,683

Securities held for dealing purposes

Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Debt securities by remaining
  maturity:
- three months or less but not
  repayable on demand                    146           40           38
- one year or less but over three
  months                                  90           71          191
- five years or less but over one
  year                                   592          814          840
- over five years                        318          119          146
                                       1,146        1,044        1,215
Equity shares                             34            3           17
                                       1,180        1,047        1,232

Debt  securities  held  for  dealing   purposes   exclude   treasury  bills  and
certificates of deposit which are included under the respective headings in the balance sheet.

Advances to customers

Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Gross advances to customers          248,085      228,840      231,999
Specific provisions                     (903)      (1,568)      (1,432)
General provisions                      (403)      (1,101)      (1,101)
                                     246,779      226,171      229,466

Remaining maturity:
- repayable on demand                 12,271       12,162       11,488
- three months or less but not
  repayable on demand                 25,002       17,263       20,341
- one year or less but over three
  months                              26,697       22,512       22,585
- five years or less but over one
  year                                92,636       85,981       89,565
- over five years                     86,290       82,189       81,402
- overdue for more than one
  month                                1,285        3,062        1,375
- non-performing advances              3,904        5,671        5,243
Gross advances to customers          248,085      228,840      231,999
Provisions for bad and doubtful
  debts                               (1,306)      (2,669)      (2,533)
                                     246,779      226,171      229,466

Included in advances to customers
  are:
- trade bills                          2,861        2,309        2,226
- provisions for bad and doubtful        (12)         (23)         (17)
  debts
                                       2,849        2,286        2,209

Advances to customers (after deduction of interest in suspense and provisions) recorded a growth of HK$17,313 million, or 7.5 per cent, to HK$246.8 billion at 30 June 2004.

Provisions against advances to customers

                                                             Suspended
Figures in HK$m                Specific   General    Total    interest

At 1 January 2004                 1,432     1,101    2,533         293
Amounts written off                (519)        -     (519)        (97)
Recoveries of advances
  written off in previous
  years                              55         -       55           -
New provisions charged to
  profit and loss account           242         -      242           -
Provisions released to profit
  and loss account                 (307)     (698)  (1,005)          -
Interest suspended during the
  period                              -         -        -          42
Suspended interest recovered          -         -        -         (22)
At 30 June 2004                     903       403    1,306         216

Suspended interest comprises both suspended interest netted against 'Advances to customers' and suspended interest netted against accrued interest receivable in 'Prepayments and accrued income'.

Total provisions as a percentage of gross advances to customers are as follows:

                        At 30Jun04        At 30Jun03        At 31Dec03
                                 %                 %                 %

Specific provisions           0.36              0.69              0.62
General provisions            0.16              0.48              0.48
Total provisions              0.52              1.17              1.10

Total provisions as a percentage of gross advances to customers fell to 0.52 per cent at 30 June 2004, compared with 1.10 per cent at the end of 2003. Specific provisions as a percentage of gross advances decreased by 26 basis points to
0.36 per cent. The reduction mainly reflected the writing-off of irrecoverable balances against provisions, repayments and upgrading of doubtful accounts to performing status. General provisions fell by 32 basis points to 0.16 per cent of gross advances to customers, compared with 0.48 per cent at the end of 2003 following a review of the estimated latent losses within advances, based on historical loss experience.

Non-performing advances to customers and provisions

Non-performing advances to customers on which interest has been placed in suspense or on which interest has ceased to accrue are as follows:

Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Gross non-performing advances
  on which interest:
- has been placed in suspense          3,872        5,567        5,182
- accrual has ceased                      95          182          134
                                       3,967        5,749        5,316
Suspended interest                       (63)         (78)         (73)
Gross non-performing advances^
  (page 31)                            3,904        5,671        5,243
Specific provisions                     (903)      (1,568)      (1,432)
Net non-performing advances            3,001        4,103        3,811

Specific provisions as a
  percentage of gross
  non-performing advances^              23.1%        27.6%        27.3%

Gross non-performing advances^
  as a percentage of gross
  advances to customers                  1.6%         2.5%         2.3%

^Stated after deduction of interest in suspense.

Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely and are so classified as soon as such a situation becomes apparent. Non-performing advances may include advances that are not yet overdue for more than three months but which are considered doubtful. Except in certain limited circumstances, all advances on which principal or interest is overdue for more than three months are classified as non-performing. Specific provisions are made after taking into account the value of collateral held in respect of such advances.

Gross non-performing advances (after deduction of interest in suspense) fell by HK$1,339 million, or 25.5 per cent, to HK$3,904 million, compared with the end of 2003. Irrecoverable balances of HK$519 million were written off against provisions. Due to the improvement in the repayment capabilities of certain corporate customers through disposal of assets, a total of HK$972 million was repaid. In relation to residential mortgages, HK$498 million was recovered through the realisation of collateral, while the sum of HK$664 million in respect of residential mortgages and personal lending was classified as non-performing during the period. The ratio of gross non-performing advances to gross advances to customers further improved to 1.6 per cent from 2.3 per cent at the end of 2003.

Overdue advances to customers

The amounts of advances to customers which are overdue for more than three months and their expression as a percentage of gross advances to customers are as follows:

                                     At 30Jun04      At 30Jun03      At 31Dec03
                                    HK$m      %     HK$m      %     HK$m      %

Gross advances to customers^
  which have been overdue with
  respect to either principal
  or interest for periods of:
- six months or less but
  over three months                  769    0.3    1,196    0.5    1,297    0.5
- one year or less but
  over six months                    532    0.2    1,098    0.5      858    0.4
- over one year                      759    0.3    2,460    1.1    1,152    0.5
                                   2,060    0.8    4,754    2.1    3,307    1.4

Overdue advances to customers
  (as above)                       2,060    0.8    4,754    2.1    3,307    1.4
Less: overdue advances on
  which interest is still
  being accured                     (567)  (0.2)  (1,305)  (0.6)  (1,108)  (0.5)
Add: advances overdue for
  periods of three months or
  less, or which are not yet
  overdue, and on which
  interest has been placed
  in suspense
- included in rescheduled
  advances                         1,534    0.6    1,843    0.8    1,536    0.7
- other                              877    0.4      379    0.2    1,508    0.7
Gross non-performing advances^
  (page 30)                        3,904    1.6    5,671    2.5    5,243    2.3

^Stated after deduction of interest in suspense.

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Rescheduled advances to customers

The amount of rescheduled advances and its expression as a percentage of gross advances to customers are as follows:


                                At 30Jun04            At 30Jun03            At 31Dec03
                            HK$m         %        HK$m         %        HK$m         %

Rescheduled advances
  to customers^            2,621       1.1       2,958       1.3       2,608       1.1


^Stated after deduction of interest in suspense.

Rescheduled advances are those advances which have been restructured or renegotiated because a deterioration in the financial position of the borrower has led to an inability to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances that have subsequently become overdue for over three months and are included in overdue advances to customers (page 31).

Repossessed assets

In the recovery of non-performing advances, Hang Seng may take repossession of the collateral assets through court proceedings or voluntary delivery of possession by the borrowers. Specific provisions have been made in respect of such non-performing advances taking into account the net realisable value of the related collateral which is revalued periodically. Upon repossession of the collateral assets, the advances are adjusted to the net realisable value of the repossessed assets, usually resulting in a partial write-off of the advances against specific provisions. Advances with repossessed collateral assets will continue to be accounted for as 'Advances to customers' and classified as non-performing. The aggregate valuation of the repossessed collateral assets amounted to:

Figures in HK$m                  At 30Jun04   At 30Jun03   At 31Dec03

Repossessed collateral assets           385          603          506

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 30 June 2004, over 90 per cent of Hang Seng's advances to customers and the related non-performing advances and overdue advances were classified under the area of Hong Kong (unchanged from the positions at 30 June 2003 and 31 December 2003).

Gross advances to customers by industry sector

The analysis of gross advances to customers (after deduction of interest in suspense) by industry sector based on categories and definitions used by the Hong Kong Monetary Authority is as follows:

Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Gross advances to customers for
  use in Hong Kong

Industrial, commercial and
  financial sectors
Property development                  13,909       17,910       16,828
Property investment                   39,993       33,268       34,555
Financial concerns                     4,819        3,681        6,109
Stockbrokers                             372          154          226
Wholesale and retail trade             5,111        4,097        4,376
Manufacturing                          3,735        2,096        2,556
Transport and transport
  equipment                           11,416        8,885       10,139
Other                                 20,408       20,158       17,727
                                      99,763       90,249       92,516

Individuals
Advances for the purchase of
  flats under the Government
  Home Ownership Scheme, Private
  Sector Participation
Scheme and Tenants Purchase
  Scheme                              28,310       32,840       30,431
Advances for the purchase of
  other residential properties        81,022       77,972       79,830
Credit card advances                   5,508        5,186        5,430
Other                                  7,435        6,283        5,779
                                     122,275      122,281      121,470
Total gross advances for
  use in Hong Kong                   222,038      212,530      213,986
Trade finance                         15,807       11,029       11,322
Gross advances for use outside
  Hong Kong                           10,240        5,281        6,691
Gross advances to customers          248,085      228,840      231,999

Lending to the industrial, commercial and financial sectors grew by HK$7,247 million, or 7.8 per cent, during the first half of 2004. With the recovery of the local economy, double-digit growth was recorded in the sectors of property investment, wholesale and retail trade, manufacturing, transportation and others.

Trade finance advances recorded an encouraging growth of HK$4,485 million, or
39.6 per cent, reflecting the improvement in the market and the result of our focus on the expansion of commercial banking and trade services.


Lending to individuals rose by HK$805 million, or 0.7 per cent. Excluding the fall of HK$2,121 million in mortgages under the suspended GHOS, the growth in individual lending was 3.2 per cent. Credit card advances and other lending to individuals, mainly overdraft, personal and tax loans, together rose HK$1,734 million or 15.5 per cent. Residential mortgages increased by HK$1,192 million, or 1.5 per cent, in an active and intensely competitive market environment.

Gross advances for use outside Hong Kong rose by HK$3,549 million, or 53.0 per cent, mainly reflecting the encouraging growth in the loan portfolios of mainland branches.

Long-term investments

                                             Carrying value
Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Held-to-maturity debt
  securities
Issued by public bodies:
- central governments and
  central banks                       13,382       10,413       12,408
- other public sector entities        11,253       12,874       12,365
                                      24,635       23,287       24,773
Issued by other bodies:
- banks and other financial
  institutions                        75,395       58,608       68,230
- corporate entities                  19,311       15,368       18,747
                                      94,706       73,976       86,977
                                     119,341       97,263      111,750
Equity investments
Issued by corporate entities           1,656        1,814        2,131
                                     120,997       99,077      113,881

Held-to-maturity debt securities:

- listed in Hong Kong                  4,818        2,436        3,001
- listed outside Hong Kong            25,273       22,513       24,687
                                      30,091       24,949       27,688
- unlisted                            89,250       72,314       84,062
                                     119,341       97,263      111,750

Equity investments:
- listed in Hong Kong                    928        1,085        1,313
- listed outside Hong Kong                80           64           87
                                       1,008        1,149        1,400
- unlisted                               648          665          731
                                       1,656        1,814        2,131

                                     120,997       99,077      113,881

Held-to-maturity debt securities are stated at cost, adjusted for the amortisation of premiums and accretion of discounts over the period from the date of purchase to the date of maturity. Equity investments are stated at fair value.

Investment in held-to-maturity debt securities rose by HK$7.6 billion, or 6.8 per cent, to HK$119.3 billion, with funds re-deployed from interbank placings to enhance net interest yield. Over 95 per cent of the held-to-maturity debt securities will mature within five years. The fair value of the held-to-maturity debt securities amounted to HK$119.4 billion, with an unrealised gain of HK$26 million at 30 June 2004.

The following table shows the fair value of held-to-maturity debt securities:

                                               Fair value
Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Held-to-maturity debt
  securities
Issued by public bodies:
- central governments and central
  banks                               13,334       10,673       12,578
- other public sector entities        11,458       13,465       12,763
                                      24,792       24,138       25,341
Issued by other bodies:
- banks and other financial
  institutions                        75,241       59,018       68,375
- corporate entities                  19,334       15,682       18,929
                                      94,575       74,700       87,304
                                     119,367       98,838      112,645

Held-to-maturity debt securities:

- listed in Hong Kong                  4,804        2,515        3,074
- listed outside Hong Kong            25,284       22,800       24,790
                                      30,088       25,315       27,864
- unlisted                            89,279       73,523       84,781
                                     119,367       98,838      112,645

Maturity analysis of held-to-maturity debt securities:

                                             Carrying value
Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Remaining maturity:
- repayable on demand                     77            -           78
- three months or less but
  not repayable on demand              5,617        7,959        6,827
- one year or less but over three
  months                              17,018       12,580       17,474
- five years or less but over one
  year                                90,876       72,966       82,130
- over five years                      5,753        3,758        5,241
                                     119,341       97,263      111,750

Investments in associated companies

Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Investments in associated
  companies                            2,183          675          549

Investment in associated companies increased by HK$1,634 million, or 297.6 per cent, to HK$2,183 million, reflecting Hang Seng's subscription of 15.98 per cent in the enlarged share capital of Industrial Bank Co., Ltd. (IB). In accordance with the Hong Kong Generally Accepted Accounting Practice, an associated company is an entity over which one company has significant influence, including participation in the financial and operating policy decisions, without controlling the management of the company. Usually a holding of less than 20 per cent is presumed not to have significant influence unless such influence can be clearly demonstrated, and is treated on an investment basis, with the holding recognised at cost and dividends accounted for as declared. The investment in IB has, however, been accounted for as an associated company using the equity method, by which Hang Seng will recognise its share of the profits and losses earned by IB. This reflects that Hang Seng has representation in both the Board and Executive Committee of IB, and the ability to participate in the decision making process.

Other assets

Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Unrealised gains on off-balance
  sheet interest rate, exchange
  rate and other derivative
  contracts which are marked to
  market                               1,023        1,117        1,664
Deferred taxation                         17           55           52
Items in the course of
  collection from other banks          4,235        2,945        3,244
Prepayments and accrued income         2,182        2,403        2,179
Long-term assurance assets
  attributable to policy holders       6,342        3,763        4,982
Other accounts                         2,989        3,232        3,815
                                      16,788       13,515       15,936

Remaining maturity:
- three months or less                 7,346        6,551        8,811
- one year or less but over three
  months                               1,289        1,894          770
- five years or less but over one
  year                                   458          199          183
- over five years                      7,654        4,826        6,135
                                      16,747       13,470       15,899
- overdue^
- six months or less but over
  three months                             5            7            5
- one year or less but over six
  months                                   5            9            8
- over one year                           31           29           24
                                          41           45           37
                                      16,788       13,515       15,936

^Represented mainly by overdue interest receivable included under 'Prepayments and accrued income'.

Other assets increased by HK$852 million, or 5.3 per cent, to HK$16,788 million, compared with HK$15,936 million at 31 December 2003, mainly due to the increase in long-term assurance assets attributable to policy holders.




Current, savings and other deposit accounts

Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Customer deposit accounts:
- current accounts                    51,928       38,854       48,568
- savings accounts                   206,626      165,717      205,769
- time and other deposits            159,954      204,445      177,634
Certificates of deposit in issue       9,862       10,014        7,927
Other debt securities in issue             -           53           15
                                     428,370      419,083      439,913

Customer deposit accounts
Repayable on demand                  283,329      232,393      281,296
With agreed maturity dates or
  periods of notice, by remaining
  maturity:
- three months or less but
  not repayable on demand            117,668      166,328      139,123
- one year or less but over three
  months                              10,736        9,029        7,474
- five years or less but over one
  year                                 6,347        1,266        3,720
- over five years                        428            -          358
                                     418,508      409,016      431,971

Certificates of deposit in issue
Remaining maturity:
- three months or less but
  not repayable on demand                208        2,121          908
- one year or less but over three
  months                               2,994        2,981        1,132
- five years or less but over one
  year                                 6,081        4,727        5,685
- over five years                        579          185          202
                                       9,862       10,014        7,927

Other debt securities in issue
Remaining maturity:
- three months or less but
  not repayable on demand                  -            -           15
- one year or less but over three
  months                                   -           53            -
                                           -           53           15
                                     428,370      419,083      439,913

Current, savings and other deposit accounts, including certificates of deposit in issue decreased by HK$11.5 billion, or 2.6 per cent, to HK$428.4 billion, compared with HK$439.9 billion at 31 December 2003. Customer deposit accounts fell HK$13.5 billion as customers continued to shift funds from HK dollar and US dollar time deposits to savings and current accounts and other financial investments in the low interest rate environment.

Certificates of deposit rose by HK$1,935 million, or 24.4 per cent, to HK$9.9 billion, including those issued to the retail market.

Deposits from banks

Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Repayable on demand                    2,140          854          654
With agreed maturity dates or
  periods of notice, by remaining
  maturity:
- three months or less but
  not repayable on demand              3,928        1,439          448
- one year or less but over three
  months                                  14           66          100
                                       6,082        2,359        1,202

Other liabilities
Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Short positions in securities          2,657        5,604        1,514
Unrealised losses on off-balance
  sheet interest rate, exchange
  rate and other derivative
  contracts which are marked to
  market                                 761        1,072        1,277
Current taxation                       1,023          921          523
Deferred taxation                        953          601          643
Items in the course of
  transmission to other banks          5,162        4,030        3,968
Accruals and deferred income           1,548        1,531        2,155
Provisions for other liabilities
  and charges                            387          384          363
Long-term liabilities attributable
  to policy holders                    6,342        3,763        4,982
Other                                  1,045          944        3,722
                                      19,878       18,850       19,147

Other liabilities increased by HK$731 million, or 3.8 per cent, to HK$19,878 million, compared with HK$19,147 million at 31 December 2003, reflecting the increase in long-term liabilities attributable to policy holders, short positions in securities and items in the course of transmission to other banks.

Shareholders' funds

Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Share capital                          9,559        9,559        9,559
Retained profits                      21,895       20,504       19,720
Premises and investment properties
  revaluation reserves                 7,054        5,906        5,813
Long-term equity investment
  revaluation reserve                    635          647        1,009
Capital redemption reserve                99           99           99
Total reserves                        29,683       27,156       26,641
                                      39,242       36,715       36,200
Proposed dividends                     2,103        4,015        3,441
Shareholders' funds                   41,345       40,730       39,641

Return on average shareholders' funds   30.9%        24.4%        22.5%

There was no purchase, sale or redemption of the bank's listed securities by the bank or any of its subsidiaries during the first half of 2004.

Shareholders' funds (excluding proposed dividends) rose by HK$3,042 million, or
8.4 per cent, to HK$39,242 million at 30 June 2004. Retained profits for the first half of 2004 rose by HK$2,175 million. Premises and investment properties revaluation reserves rose by HK$1,241 million, reflecting the rise in the property market. The disposal of long-term equities led to a reduction of HK$374 million in the long-term equity investment revaluation reserve.

The return on average shareholders' funds was 30.9 per cent, compared with 24.4 per cent and 22.5 per cent for the first and second half of 2003 respectively, reflecting the growth in attributable profit.

Capital resources management

Analysis of capital base and risk-weighted assets

Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

Capital base
Tier 1 capital
- share capital                        9,559        9,559        9,559
- retained profits                    21,193       19,919       19,084
- capital redemption reserve              99           99           99
- less : goodwill                       (795)           -            -
- total                               30,056       29,577       28,742
Tier 2 capital
- premises and investment properties
  revaluation reserves                 4,965        4,160        4,096
- long-term equity investment
  revaluation reserve                    422          459          688
- general provisions                     403        1,101        1,101
- total                                5,790        5,720        5,885
Unconsolidated investments and
  other deductions                    (2,122)      (1,404)      (1,283)
Total capital base after deductions   33,724       33,893       33,344

Risk-weighted assets
On-balance sheet                     245,792      226,484      234,251
Off-balance sheet                     15,591       14,243       15,047
Total risk-weighted assets           261,383      240,727      249,298
Total risk-weighted assets
  adjusted for market risk           263,236      241,300      253,326

Capital adequacy ratios
After adjusting for market risk
- tier 1^                               11.4%        12.3%        11.3%
- total^                                12.8%        14.0%        13.2%

Before adjusting for market risk
- tier 1                                11.5%        12.3%        11.5%
- total                                 12.9%        14.1%        13.4%

^The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.

The total capital ratio fell by 0.4 percentage points to 12.8 per cent at 30 June 2004, compared with 13.2 per cent at 31 December 2003. The capital base rose by 1.1 per cent, mainly due to the rise in premises and investment properties revaluation reserves and the increase in retained profits, partly offset by the deduction of the cost of the shareholding in Industrial Bank Co., Ltd (IB). Risk-weighted assets adjusted for market risk grew by 3.9 per cent, mainly attributable to the increase in advances to customers and in debt securities holding.

The tier 1 capital ratio rose marginally by one basis point to 11.4 per cent, as a result of the growth in retained profits after the deduction of goodwill on acquisition of the shareholding in IB.

Liquidity ratio

The average liquidity ratio for the period, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

                   Half-year ended   Half-year ended   Half-year ended
                           30Jun04           30Jun03           31Dec03

The bank and its
  major banking
  subsidiaries                48.1%             45.0%             47.4%

Reconciliation of cash flow statement

a. Reconciliation of operating profit to net cash flow from operating activities

                                     Half-year ended   Half-year ended
Figures in HK$m                              30Jun04           30Jun03

Operating profit                               6,859             5,617
Net interest income                           (4,711)           (5,220)
Dividend income                                  (76)              (37)
Provisions for bad and doubtful debts           (763)              456
Depreciation                                     153               171
Amortisation of long-term investment             241                17
Advances written off net of recoveries          (464)             (700)
Interest received                              4,589             5,413
Interest paid                                 (1,161)           (1,462)
Operating profit before changes in
  working capital                              4,667             4,255
Change in cash and short-term funds             (265)              889
Change in placings with banks
  maturing after one month                    12,714             3,181
Change in certificates of deposit             (1,729)              676
Change in securities held for dealing
  purposes                                        52               151
Change in advances to customers              (16,086)           (1,365)
Change in amounts due from immediate
  holding company and fellow subsidiary
  companies                                    2,609              (357)
Change in other assets                          (999)           (1,213)
Change in customer deposit accounts          (13,463)           11,325
Change in debt securities in issue             1,920            (5,935)
Change in deposits from banks                  4,880             1,287
Change in amounts due to immediate
  holding company and fellow subsidiary
  companies                                    5,118              (858)
Change in other liabilities                      (77)            3,487
Elimination of exchange differences
  and other non-cash items                     1,697            (5,399)
Cash generated from operating activities       1,038            10,124
Taxation paid                                   (212)              (11)
Net cash inflow from operating activities        826            10,113

b. Analysis of the balances of cash and cash equivalents

Figures in HK$m                             At 30Jun04     At 30Jun03

Cash in hand and balances with banks
  and other financial institutions               5,945          4,014
Money at call and placings with banks
  maturing within one month                     55,865         61,574
Treasury bills                                     641          1,363
Certificates of deposit                          1,069            229
                                                63,520         67,180

Contingent liabilities, commitments and derivatives

                                                     Credit      Risk-
                                      Contract   equivalent   weighted
Figures in HK$m                         amount       amount     amount

At 30Jun04

Contingent liabilities:
Guarantees                              10,905       10,641      3,580

Commitments:
Documentary credits and short-term
  trade-related transactions             9,392        1,878      1,873
Undrawn formal standby facilities,
  credit lines and other commitments
  to lend:
- under one year                        72,099            -          -
- one year and over                     20,649       10,324      9,382
Other                                      165          165         74
                                       102,305       12,367     11,329

Exchange rate contracts:
Spot and forward foreign exchange       76,742          762        220
Other exchange rate contracts           29,534          372        123
                                       106,276        1,134        343

Interest rate contracts:
Interest rate swaps                    119,216        1,364        316
Other interest rate contracts            6,576           64         28
                                       125,792        1,428        344

Other derivative contracts                  36            3          1

                                                     Credit      Risk-
                                      Contract   equivalent   weighted
Figures in HK$m                         amount       amount     amount

At 30Jun03

Contingent liabilities:
Guarantees                              10,974       10,795      3,650

Commitments:
Documentary credits and short-term
  trade-related transactions             7,142        1,429      1,422
Undrawn formal standby facilities,
  credit lines and other commitments
  to lend:
- under one year                        64,708            -          -
- one year and over                     19,539        9,770      8,444
Other                                       38           38         38
                                        91,427       11,237      9,904

Exchange rate contracts:
Spot and forward foreign exchange       84,812        1,072        264
Other exchange rate contracts           42,140          379         86
                                       126,952        1,451        350

Interest rate contracts:
Interest rate swaps                     78,220        1,366        336
Other interest rate contracts           13,281            6          3
                                        91,501        1,372        339

Other derivative contracts                 108            4          1

                                                     Credit      Risk-
                                      Contract   equivalent   weighted
Figures in HK$m                         amount       amount     amount

At 31Dec03

Contingent liabilities:
Guarantees                              12,401       12,143      3,622

Commitments:
Documentary credits and short-term
  trade-related transactions             8,098        1,620      1,613
Undrawn formal standby facilities,
  credit lines and other commitments
  to lend:
- under one year                        69,099            -          -
- one year and over                     19,623        9,811      8,949
Other                                      160          160         62
                                        96,980       11,591     10,624

Exchange rate contracts:
Spot and forward foreign exchange       76,408        1,080        322
Other exchange rate contracts           33,160          401        141
                                       109,568        1,481        463

Interest rate contracts:
Interest rate swaps                     91,629        1,300        315
Other interest rate contracts           17,578           45         21
                                       109,207        1,345        336

Other derivative contracts                 297            9          2

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts.

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive mark-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.

Figures in HK$m               At 30Jun04    At 30Jun03    At 31Dec03

Replacement cost
Exchange rate contracts              702           738           876
Interest rate contracts              979         1,072           997
Other derivative contracts             2             1             -
                                   1,683         1,811         1,873

The replacement cost of contracts represents the mark-to-market assets on all contracts (including non-trading contracts) with a positive value and which have not been subject to any bilateral netting arrangement.

Cross border claims

Cross border claims include receivables and loans and advances, balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments and also include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross border claims are shown as follows:

                                  Bank &
                                   other     Public
                               financial     sector
Figures in HK$m             institutions   entities     Other    Total

At 30Jun04

Asia-Pacific excluding Hong
  Kong:
- Australia                       18,865        214     1,063   20,142
- other                           22,461      1,264     6,575   30,300
                                  41,326      1,478     7,638   50,442
The Americas:
- Canada                          17,502      6,009       793   24,304
- United States                   10,006      3,740     6,249   19,995
- other                               19        762     4,528    5,309
                                  27,527     10,511    11,570   49,608
Western Europe:
- Germany                         13,906        348       387   14,641
- United Kingdom                  21,037         16     5,900   26,953
- other                           44,048      1,890     3,981   49,919
                                  78,991      2,254    10,268   91,513

                                  Bank &
                                   other     Public
                               financial     sector
Figures in HK$m             institutions   entities    Other     Total

At 30Jun03

Asia-Pacific excluding Hong
  Kong:
- Australia                       19,793        151    1,304    21,248
- other                           21,832        804    3,238    25,874
                                  41,625        955    4,542    47,122
The Americas:
- Canada                          16,608      8,945      264    25,817
- United States                    8,868      6,524    3,508    18,900
- other                                5          -    4,661     4,666
                                  25,481     15,469    8,433    49,383
Western Europe:
- Germany                         20,595      1,069      402    22,066
- United Kingdom                  22,395         16    3,551    25,962
- other                           46,022      2,071    3,531    51,624
                                  89,012      3,156    7,484    99,652

At 31Dec03

Asia-Pacific excluding Hong
  Kong:
- Australia                       19,251        170    1,362    20,783
- other                           23,543      1,377    3,749    28,669
                                  42,794      1,547    5,111    49,452
The Americas:
- Canada                          17,982     10,527      686    29,195
- United States                    8,047      6,672    5,090    19,809
- other                                4        543    4,351     4,898
                                  26,033     17,742   10,127    53,902
Western Europe:
- Germany                         20,417        863      371    21,651
- United Kingdom                  20,378         16    4,091    24,485
- other                           54,061      1,601    4,144    59,806
                                  94,856      2,480    8,606   105,942

Additional information

1. Accounting policies

This news release has been prepared on a basis consistent with the accounting policies adopted in the 2003 financial statements.

2. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

3. Property revaluation

A revaluation of Hang Seng's premises and investment properties in the Hong Kong SAR was performed in June 2004 to reflect property market movements in the first half of 2004. The valuation was conducted by Chesterton Petty Limited, an independent professional valuer, and carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use. The basis of the valuation for investment properties was open market value. The property revaluation has resulted in a surplus of HK$1,705 million, of which HK$1,389 million (net of deferred tax amounting to HK$197 million) has been credited to the bank's revaluation reserves at 30 June 2004. The remaining amount of HK$119 million has been credited to the profit and loss account, being reversal of the previous revaluation deficit which had arisen when the market value of certain premises fell below depreciated historical cost.

4. Market risk

Market risk is the risk that foreign exchange rates, interest rates or equity and commodity prices will move and result in profits or losses to Hang Seng. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accrual basis). Hang Seng's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value-at-risk (VAR) limits at a portfolio level.

Hang Seng adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. The model used by Hang Seng calculates VAR on a variance/covariance basis, using historical movements in market rates and prices, a 99 per cent confidence level and a 10-day holding period and generally takes account of correlations between different markets and rates. The movement in market prices is calculated by reference to market data for the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types. In recognition of the inherent limitations of VAR methodology, stress testing is performed to assess the impact of extreme events on market risk exposures.

Hang Seng has obtained approval from the Hong Kong Monetary Authority (HKMA) for the use of its VAR model to calculate market risk for capital adequacy reporting and the HKMA has expressed itself satisfied with Hang Seng's market risk management process.

Hang Seng's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during the first halves of 2004 and 2003 are shown in the tables below.

VAR
                                           Minimum   Maximum   Average
                                            during    during       for
                                               the       the       the
Figures in HK$m               At 30Jun04    period    period    period

VAR for all interest rate
  risk and foreign exchange
  risk                               349       250       607       387
VAR for foreign exchange risk
  (trading)                           37        35        58        43
VAR for interest rate risk:
- trading                              4         1         8         4
- accrual                            348       245       605       386

                                           Minimum   Maximum   Average
                                            during    during       for
                                               the       the       the
Figures in HK$m               At 30Jun03    period    period    period

VAR for all interest rate
  risk and foreign exchange
  risk                               409       187       409       276
VAR for foreign exchange risk
  (trading)                            3         2         4         3
VAR for interest rate risk:
- trading                              8         1        11         4
- accrual                            402       187       402       275

The average daily revenue earned from market risk-related treasury activities for the first half of 2004, including accruals book net interest income and funding related to dealing positions, was HK$10 million (HK$8 million for the first half of 2003). The standard deviation of these daily revenues was HK$5 million (HK$4 million for the first half of 2003). An analysis of the frequency distribution of daily revenues shows that out of 122 trading days in the first half of 2004, losses were recorded on only two days and the maximum daily loss was HK$6 million. The most frequent result was a daily revenue of between HK$6 million and HK$10 million, with 62 occurrences. The highest daily revenue was HK$38 million.

Hang Seng's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for the first half of 2004 was HK$4 million (HK$2 million for the first half of 2003). Structural foreign exchange positions arising from capital investment in subsidiaries and branches outside Hong Kong, mainly in US dollar and renminbi as set out in Note 5 on page 54, are managed by the Asset and Liability Management Committee (ALCO).

Interest rate risk arises in both the treasury dealing portfolio and accruals books, which are managed by Treasury under limits approved by the Board of Directors. The average daily revenue earned from treasury-related interest rate activities for the first half of 2004 was HK$6 million (HK$6 million for the first half of 2003).

5. Foreign currency positions

Foreign currency exposures include those arising from dealing, non-dealing and structural positions. At 30 June 2004, the US dollar was the only currency in which Hang Seng had a non-structural foreign currency position which exceeded 10 per cent of the total net position in all foreign currencies.

Figures in HK$m                   At 30Jun04   At 30Jun03   At 31Dec03

US dollar non-structural
position

Spot assets                          166,456      158,081      162,330
Spot liabilities                    (161,751)    (149,899)    (151,706)
Forward purchases                     41,452       44,594       40,537
Forward sales                        (34,390)     (41,066)     (35,587)
Net options positions                     (2)           -            -
Net long non-structural position      11,765       11,710       15,574

At 30 June 2004, Hang Seng's major structural foreign currency positions were US dollar and renminbi.

                             At 30Jun04          At 30Jun03          At 31Dec03
                                   % of                % of                % of
                              total net           total net           total net
                             structural          structural          structural
                      HK$m position HK$m position HK$m position Structural position
  US dollar            852         29.7    887         85.7    841         68.5
Renminbi             1,910         66.6     95          9.2    282         23.0

6. Material related-party transactions

(a) Immediate holding company and fellow subsidiary companies

During the first half of 2004, Hang Seng entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance sheet transactions. The activities were priced at the relevant market rates at the time of the transactions. Hang Seng participated, in its ordinary course of business, in certain structured finance deals arranged by its immediate holding company.

Hang Seng used the IT of, and shared an automated teller machine network with, its immediate holding company and used certain processing services of a fellow subsidiary on a cost recovery basis. Hang Seng also maintained a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator and the bank acted as agent for the marketing of Mandatory Provident Fund products and the distribution of retail investment funds for two fellow subsidiary companies. The premiums, commissions and other fees on these transactions are determined on an 'arm's length' basis.

The aggregate amount of income and expenses arising from these transactions during the period, the balances of amounts due to and from the relevant related parties, and the total contract sum of off-balance sheet transactions at the period-end are as follows:

Income and expenses for the
  period
                   Half-year ended   Half-year ended   Half-year ended
Figures in HK$m            30Jun04           30Jun03           31Dec03

Interest income                 50                96                99
Interest expense                22                 5                12
Other operating income          92                39               205
Operating expenses             300               296               322

Balances at period-end

Figures in HK$m         At 30Jun04        At 30Jun03        At 31Dec03

Total amount due from        5,777             7,596            13,715
Total amount due to          7,530               757             2,412
Total contract sum of
  off-balance sheet
  transactions              44,887            33,172            35,121

(b) Associated companies

Hang Seng maintained an interest-free shareholders' loan to an associated company. The balance at 30 June 2004 was HK$233 million (HK$217 million at 30 June 2003 and HK$229 million at 31 December 2003).

(c) Ultimate holding company

During the first half of 2004, no transaction was conducted with the bank's ultimate holding company (same as 2003).

(d) Key management personnel

During the first half of 2004, no material transaction was conducted with key management personnel of Hang Seng and its holding companies and parties related to them (same as 2003).

7. Statutory accounts

The information in this news release does not constitute statutory accounts.

The statutory accounts for the year ended 31 December 2003 have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 1 March 2004. The Annual Report and Accounts for the year ended 31 December 2003, which includes the statutory accounts, can be obtained on request from the Company Secretary Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng Bank's website http://www.hangseng.com.

8. Ultimate holding company

Hang Seng Bank is an indirectly-held, 62.14 per cent-owned subsidiary of HSBC Holdings plc.

9. Statement of compliance

This news release has been prepared in accordance with Hong Kong Statement of Standard Accounting Practice 25 'Interim Financial Reporting'. It also complies with the module on 'Interim Financial Disclosure by Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in November 2002.

10. Register of shareholders

The Register of Shareholders of Hang Seng Bank will be closed on Tuesday, 24 August 2004, during which no transfer of shares can be registered. In order to qualify for the second interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Monday, 23 August 2004. The second interim dividend will be payable on Thursday, 2 September 2004 to shareholders on the Register of Shareholders of the bank on Tuesday, 24 August 2004.

11. Proposed timetables for the remaining quarterly dividends for 2004


                    Third interim dividend for 2004       Fourth interim dividend for 2004

Announcement        8 November 2004                       28 February 2005
Book close date     17 December 2004                      16 March 2005
Payment date        5 January 2005                        24 March 2005

12. News release

Copies of this news release may be obtained from the Company Secretary Department, Level 10, 83 Des Vouex Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2004 Interim Report and Accounts will be available from the same website on Monday, 2 August 2004 and will also be published on the website of The Stock Exchange of Hong Kong Limited in due course. Printed copies of the 2004 Interim Report will be sent to shareholders in late August 2004.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  2nd August 2004